

July 25, 2013

Via U.S. Mail
Tsang Wing Kin
Chief Executive Officer
Theron Resource Group
Flat D-E, 24/F Dragon Centre
79 Wing Hong Street
Kowloon, Hong Kong

> **Re:** **Theron Resource Group**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed July 31, 2012**
> **Form 10-KT for the Transition Period from June 1, 2012 to December 31, 2012**
> **Filed May 1, 2013**
> **File No. 000-53845**

Dear Mr. Kin:

We note that your financial statements for the years ended May 31, 2012 and 2011 and for the period April 11, 2006 (date of inception) through May 31, 2012 were audited by Gruber & Co., LLC. Effective June 27, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Gruber & Co., LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/06272013_Gruber.pdf

As Gruber & Co., LLC ("G&C") is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Gruber & Co., LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please advise us as to how you intend to address any re-audit requirements no later than August 8, 2013. If you have any questions, please contact Myra Moosariparambil, Staff Accountant at 202-551-3796.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining